[redacted]

SECU[illegible] 04019823 [illegible]ISSION

[redacted] ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 9809

BEST AVAILABLE COPY

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George E. Dullnig & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 E. Travis Street, Suite 11
(No. and Street)

San Antonio (City) | Texas (State) | 78205 (Zip Code)

PROCESSED
APR 02 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Dullnig (210) 225-6806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen, Berg & Co. P.C.
(Name – *if individual, state last, first, middle name*)

130 E. Travis Street, Suite 400 San Antonio, Texas 78205
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 04 2004
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 1 2004 WASH. D.C.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent [illegible] be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section [illegible]

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George R. Dullnig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George E. Dullnig & Co, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERRIE D. HENNEKE
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investor protection. Market integrity. NASD

FOCUS

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Schedule I
December 2003

Validated

Validation Results

Errors - 0
Warnings - 0

Schedule I

User Id: DullnigRo GEORGE E. DULLNIG & CO. Firm Id: 1690

SCHEDULE I

RECEIVED MAR 1 2004 SEC MAIL PROCESSING SECTION WASH. DC 160

Report for period beginning 01/01/2003 [8005] and ending 12/31/2003 [8006]

SEC File Number: 9809 [8011]

Firm ID: 1690

1. Name of Broker Dealer: GEORGE E. DULLNIG & CO. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ◉ [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ◉ [8074]

5. Respondent makes markets in the following securities:

(a) equity securities Yes ○ No ◉ [8075]

(b) municipals Yes ○ No

(c) other debt instruments Yes ○ No

6. Respondent is registered [illegible] dealer:

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ◯ No ◉ [8079]

8. Respondent carries its own public accounts: Yes ◯ No ◉ [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts [8080]

(b) Omnibus accounts [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ◯ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
(b)	Self Clearing	☐	[8087]
(c)	Omnibus	☐	[8088]
(d)	Introducing	☑	[8089]
(e)	Other	☐	[8090]
(f)	Not Applicable	☐	[8091]

12. Yes ◯ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐	[8120]
(2)	Boston	☐	[8121]
(3)	CBOE	☐	[8122]
(4)	Midwest		[8123]
(5)	New York		
(6)	Philadelphia		
(7)	Pacific Coast		
(8)	Other		

13. Employees:

(a) Number of full-time employees	+ 4	[8101]
(b) Number of full-time employees registered representatives employed by respondent included in 13(a)	+ 3	[8102]

14. Number of NASDAQ stocks respondent makes market + 0 [8103]

15. Total number of underwriting syndicates respondent was a member + 0 [8104]

16. Number of respondent's public customer transactions:

Actual ◯ [8105] Estimate ◯ [8106] N/A ◯

(a) equity securities transactions effected on a national securities exchange	+	[8107]
(b) equity securities transactions effected other than on a national securities exchange	+	[8108]
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	+	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation Yes ◉ No ◯ [8111]

18. Number of branch officies operated by respondent + 0 [8112]

19. Yes ◯ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) Name of parent or affiliate [8131]

(c) Type of institution [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank Yes ◯ No [illegible]

21. Yes [illegible]

(a) Respondent is a subsidiary of a [illegible] broker-dealer

[illegible]

(b) Name of parent [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ◉ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — + [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

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FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: GEORGE E. DULLNIG & CO. [0013]

SEC File Number: 8- 9809 [0014]

Address of Principal Place of Business: 115 E. TRAVIS ST SUITE 11 [0020]

SAN ANTONIO [0021] TX [0022] 78205 [0023]

Firm ID: 1690 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: GEORGE R. DULLNIG [0030] Phone: 210-225-6806 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

SEC RECEIVED PROCESSING SECTION MAR 1 2004 160

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	-5,827 [0200]		-5,827 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	74,302 [0295]		
B. Other	[0300]	[0550]	74,302 [0810]
3. Receivables from non-customers	[0355]	200 [0600]	200 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	337,196 [0424]		
E. Spot commodities	[0430]		337,196 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost 18,900 [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	116,312 [1114]	[1315]	116,312 [1560]
B. Other	1,034 [1115]	[1305]	1,034 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	27,000 [1385]	27,000 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[illegible]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABILITIES	117,346 [1230]	27,000 [1450]	144,346 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	500 [1791]
B. Common stock	69,000 [1792]
C. Additional paid-in capital	835 [1793]
D. Retained earnings	224,572 [1794]
E. Total	294,907 [1795]
F. Less capital stock in treasury	[1796]
TOTAL OWNERSHIP EQUITY	294,907 [1800]
TOTAL LIABILITIES AND OWNERSHIP EQUITY	439,253 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] | Period Ending 12/31/2003 [3933] | Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	99,043 [3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	99,043 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	12,293 [3949]
	c. Total gain (loss)	12,293 [3950]
3.	Gains or losses on firm securities investment accounts	48,393 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	5,092 [3995]
9.	Total revenue	164,821 [4030]

EXPENSES

	Salaries and other employment costs for general partners and voting stockholder officers	55,718 [4120]
	Other employee compensation and benefits	16,503 [4115]
	Commissions paid to other broker-dealers	[4140]
	Interest expense	925 [4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
	Regulatory fees and expenses	
	Other expenses	
	Total expenses	

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	7,381 [0680]	7,381 [0920]
11. Other assets	[0535]	26,000 [0735]	26,000 [0930]
TOTAL ASSETS	405,671 [0540]	33,581 [0740]	439,252 [0940]

NET INCOME

			[4200]
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		11,595 [4210]
18.	Provision for Federal Income taxes (for parent only)		-4,512 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		16,107 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-41,394 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		294,907 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		294,907 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	Deferred Tax-Investment [3525A]	27,000 [3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	27,000 [3525]
5.	Total capital and allowable subordinated liabilities		321,907 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	33,581 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-33,581 [3620]
	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
	Net capital before haircuts on securities positions		288,326 [3640]
	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	3,000 [3660]	
	B. Subordinated securities borrowings	[illegible]	
	C. Trading and investment securities:		

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	64,839 [3734]	
D. Undue Concentration	24,355 [3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-92,194 [3740]
10. Net Capital		196,132 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	7,823 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
Net capital requirement (greater of line 11 or 12)	100,000 [3760]
Excess net capital (line 10 less 13)	96,132 [3770]
Excess net capital at 1000% (line 10 less 10% of line 19)	184,397 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		117,346 [3790]
Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts(List)		
[3820A]	[illegible]	

[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]
19. Total aggregate indebtedness		117,346 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 60 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		278,801 [4240]
	A. Net income (loss)		16,107 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		294,908 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

AUDIT REPORT OF

GEORGE E. DULLNIG & CO.

AS OF

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

COHEN BERG
& CO., P.C.

Certified Public Accountants

Stanley Cohen, CPA
Leonard Retzloff, CPA

Harold M. Berg, CPA
Fernando J. Rocha, CPA

Board of Directors
George E. Dullnig & Co.
San Antonio, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of George E. Dullnig & Co. (a Texas Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, cash flows, and supplementary schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George E. Dullnig & Co. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cohen, Berg & Co., P.C.

Cohen, Berg & Co., P.C.
Certified Public Accountants

February 10, 2004
San Antonio, Texas

GEORGE E. DULLNIG & CO.

BALANCE SHEET

AS OF DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 0	$ 9,594
Sales Commission Receivable	24,302	26,137
Accounts Receivable - Employees	200	0
Accounts Receivable - Other	0	1,500
Prepaid Expenses	0	1,589
Inventory - Trading Securities	101,808	156,678
Investment Securities	235,389	338,624
total current assets	$ 361,699	$ 534,122
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 38,940	$ 34,636
Less: Accumulated Depreciation	31,559	27,064
net property and equipment	7,381	7,572
OTHER ASSETS		
Stock Exchange Membership	$ 0	$ 47,000
Escrow Deposit	50,000	50,000
Deferred Tax Asset	26,000	6,900
total other assets	76,000	103,900
TOTAL ASSETS	$ 445,080	$ 645,594

LIABILITIES AND STOCKHOLDERS' EQUITY

		2003		2002
CURRENT LIABILITIES				
Payables to Broker-Dealers and Clearing Organizations	$	116,132	$	103,365
Checks Written Against Future Deposits		5,827		0
Accounts Payable		1,214		5,915
total current liabilities	$	123,173	$	109,280
OTHER LIABILITIES				
Deferred Income Tax	$	27,000	$	42,000
STOCKHOLDERS' EQUITY				
Common Stock: $1 Par Value, 1,000,000 Shares Authorized, 69,000 Shares Outstanding	$	69,000	$	69,000
Preferred Stock		500		500
Paid in Capital		835		835
Retained Earnings		70,756		184,240
Unrealized Gain on Securities		153,816		239,739
total stockholders' equity		294,907		494,314
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	445,080	$	645,594

GEORGE E. DILLNIG & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	COMMON STOCK	*PREFERRED STOCK*	*PAID IN CAPITAL*	*RETAINED EARNINGS*	*ACCUMULATED OTHER COMPREHENSIVE INCOME*	*TOTAL*
BALANCE JANUARY 1, 2002	$ 69,000	$ 500	$ 835	$ 207,485	$ 132,812	$ 410,632
NET LOSS				(4,395)		(4,395)
UNREALIZED GAINS ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $19,000)					106,927	106,927
DIVIDENDS PAID				(18,850)		(18,850)
BALANCE DECEMBER 31, 2002	$ 69,000	$ 500	$ 835	$ 184,240	$ 239,739	$ 494,314
NET LOSS				(113,484)		(113,484)
UNREALIZED LOSSES ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $15,000)					(85,923)	(85,923)
BALANCE DECEMBER 31, 2003	$ 69,000	$ 500	$ 835	$ [illegible]	$ [illegible]	[illegible]

The accompanying [illegible]

GEORGE E. DULLNIG & CO.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003	% Income		2002	% Income
INCOME						
Commissions - OTC Agency	$	71,009	22.7	$	71,290	18.1
Commissions - OTC 3rd Market		254,428	81.3		208,171	53.0
Commissions - Listed Securities		0	0.0		54	0.0
Commissions - Listed Options		955	0.3		4,189	1.1
Mutual Fund Income		616	0.2		2,501	0.6
Overflow Income		0	0.0		399	0.1
Gain (Loss) from Sale of Trading Securities		1,374	0.4		(3,191)	(0.8)
Loss from Sale of Investment Securities		(1,909)	(0.6)		0	0.0
Unrealized Gain (Loss) on Trading Securities		(45,498)	(14.5)		66,086	16.8
Miscellaneous Income		8,102	2.6		15,660	4.0
Dividend Income		3,667	1.2		3,375	0.9
Interest Income		20,115	6.4		24,364	6.2
total income	$	312,859	100.0	$	392,898	100.0
OPERATING EXPENSES		388,452	124.2		396,737	100.8
LOSS FROM OPERATIONS	$	(75,593)	(24.2)	$	(3,839)	(0.8)
OTHER INCOME (EXPENSE)						
Bad Debt Recovery	$	0	0.0	$	500	0.1
Interest Expense		(3,795)	(1.2)		(1,336)	(0.3)
Loss on Sale of Asset		(53,196)	(17.0)		0	0.0
total other income (expense)		(56,991)	(18.2)		(836)	(0.2)
LOSS BEFORE INCOME TAXES	$	(132,584)	(42.4)	$	(4,675)	(1.0)
INCOME TAX BENEFIT		19,100	6.1		280	0.1
NET LOSS	$	(113,484)	(36.3)	$	(4,395)	(0.9)
OTHER COMPREHENSIVE INCOME						
Unrealized Gains on Available for Sale Securities - net of taxes		[illegible]			[illegible]	
TOTAL COMPREHENSIVE INCOME (LOSS)	$	[illegible]			[illegible]	

"The accompanying notes are an integral part [illegible]"

GEORGE E. DULLNIG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	$	(113,484)	$	(4,395)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:				
Depreciation		4,495		4,379
Loss from Sale of Assets		55,105		0
(Increase) Decrease in Assets:				
Change in Receivables		3,135		(8,960)
Change in Prepaid Expenses		1,589		(151)
Change in Inventory		54,870		(47,795)
Change in Deferred Tax Asset		(19,100)		(280)
Increase in Liabilities:				
Accounts Payable		8,066		94,280
Checks Written Against Future Deposits		5,827		0
net cash flows from operating activities	$	503	$	37,078
CASH FLOW FROM INVESTING ACTIVITIES				
Investment in Stock Exchange	$	(7,500)	$	(18,000)
Capital Expenditures		(4,304)		0
Proceeds from Sale of Assets		1,707		0
net cash flows from investing activities		(10,097)		(18,000)
CASH FLOW FROM FINANCING ACTIVITIES				
Dividends Paid	$	0	$	(18,850)
NET CHANGE IN CASH	$	(9,594)	$	228
CASH BALANCE - BEGINNING OF THE YEAR		9,594		9,366
CASH BALANCE - END OF YEAR	$	0	$	9,594

SUPPLEMENTAL DISCLOSURES:

... *No income taxes were paid in the years presented.*

... *The company incurred and paid interest costs of $3,795 and $1,336 for the years ended December 31, 2003 and 2002, respectively.*

NONCASH DISCLOSURES:

... *Deferred taxes on the unrealized gains on investment securities decreased by $15,000 and and increased by $19,000 for the years ended December 31, 2003 and 2002, respectively.*

"The accompanying notes are an [illegible]

GEORGE E. DULLNIG & CO.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

B. Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates.

C. Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the statement of income and statement of changes in stockholders' equity.

D. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method for financial reporting purposes. The estimated useful lives of the assets are:

Furniture and Fixtures	3 - 10 years

For federal income tax purposes, depreciation is computed by using the modified accelerated cost recovery method. Maintenance, repairs, and renewals that neither materially add to the value of the proper[illegible] appreciably prolong its life are charged to [illegible] ed. Ga[illegible] losses on disposition of property and equip[illegible]

E. <u>Marketable Securities</u>

Marketable securities are carried at fair market value which is in compliance with the S.E.C.'s regulations in reporting marketable securities.

Marketable securities at December 31, are summarized as follows:

	2003	*2002*
Trading Securities		
Market Value	$ 101,808	$ 156,678
Cost	192,125	201,500
Unrealized Loss	$ (90,317)	$ (48,822)
Investment Securities		
Market Value	$ 235,389	$ 338,624
Cost	54,573	56,886
Unrealized Gain	$ 180,816	$ 281,738
Less: Deferred taxes on unrealized gains on investment securities	(27,000)	(42,000)
Net Unrealized Gain on Investment Securities	$ 153,816	$ 239,738

During the years December 31, 2003 and 2002, the Company had realized gains (losses) from the sale of some of its trading and investment securities. The sales proceeds and cost basis by year are as follows:

	2003	*2002*
Trading Securities		
Sales Proceeds	$ 10,749	$ 3,184
Cost Basis	9,375	6,375
Realized Gain (Loss)	$ 1,374	$ (3,191)

GEORGE E. DULLNIG & CO.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	2003	2002
Investment Securities		
Sales Proceeds	$ 403	$ 0
Cost Basis	2,312	0
Realized Loss	$ (1,909)	$ 0

F. Payables to Brokers or Dealers

	2003	2002
Other – Margin Account	$ 116,132	$ 103,365

The Company received advances from its margin account held at its clearing broker. The amounts due represent advances received for working capital purposes and are collateralized by securities owned by the Company.

G. Income Taxes

Listed below is a reconciliation of the income tax benefit:

	2003	2002
Deferred Income Tax Benefit	$ 19,100	$ 280

H. Deferred Tax Asset/Liability

	2003	2002
Noncurrent Deferred Tax Asset	$ 26,000	$ 6,900
Noncurrent Deferred Tax Liability	(27,000)	(42,000)
Net Noncurrent Deferred Tax Liability	$ (1,000)	$ (35,100)

The deferred tax asset results primarily from the net operating [illegible] and ca[illegible] carryforwards of $127,191 and $5[illegible],402 an[illegible] the [illegible] resulting from $180,816 and $281,7[illegible]8 in [illegible] to be stated at market value for tax purposes [illegible] 2003 and 2002, respectively.

NOTE 2 - *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $196,132 and $336,116, which is $96,132 and $236,116 in excess of its required net capital of $100,000. The company's percentage of aggregate indebtedness to net capital was 63% and 33% for the years ended December 31, 2003 and 2002.

NOTE 3 - *STOCK EXCHANGE MEMBERSHIP*

During December, 2003, the Company sold its seat membership in the Philadelphia Stock Exchange. Gross proceeds were $7,000 less selling and other expenses of $5,696. Total cost basis, excluding these expenses was $54,500, resulting in a net loss of $53,196.

NOTE 4 - *OTHER DISCLOSURES*

The most recent annual report of George E. Dullnig & Co., pursuant to Rule 17A-5 is available for examination at our office as well as the regional office of the Securities and Exchange Commission, Ft. Worth, Texas.

GEORGE E. DULLNIG & CO.

SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	% Income	2002	% Income
OPERATING EXPENSES				
Advertising	$ 0	0.0	$ 6,250	1.6
Bad Debt	1,500	0.5	0	0.0
Brokerage and Clearance Fees	26,093	8.3	30,012	7.6
Charitable Contributions	460	0.1	0	0.0
Commissions	191,118	61.1	170,234	43.3
Contract Labor	477	0.2	0	0.0
Depreciation	4,495	1.4	4,379	1.1
Dues, Fees and Assessments	4,376	1.4	2,041	0.5
Entertainment	1,805	0.6	4,637	1.2
Insurance	32,735	10.5	30,320	7.7
Internet	3,393	1.1	3,280	0.8
Office	8,253	2.6	8,280	2.1
Parking	6,560	2.1	4,800	1.2
Payroll Service	532	0.2	0	0.0
Postage	1,243	0.4	1,391	0.4
Printing and Reproduction	245	0.1	0	0.0
Professional Services	12,305	3.9	7,625	1.9
Rent	16,398	5.2	19,785	5.0
Repairs and Maintenance	553	0.2	94	0.0
Salaries - Other	31,972	10.2	48,591	12.4
Subscriptions	0	0.0	1,572	0.4
Taxes - General	176	0.1	0	0.0
Taxes - Payroll	14,313	4.6	15,254	3.9
Taxes - State/Local	636	0.2	1,324	0.3
Telephone	4,964	1.6	5,377	1.4
Wire Service	23,850	7.6	31,491	8.0
TOTAL OPERATING EXPENSES	$ 388,452	124.2	$ 396,737	100.8

GEORGE E. DULLNIG & CO.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Total Stockholder's Equity	$ 294,907	$ 494,314
Add: Allowable Liabilities		
Deferred Tax Liability - Unrealized Gains on Investments	27,000	42,000
total capital	$ 321,907	$ 536,314
Less: Nonallowable assets		
Accounts Receivable - Employees	$ 200	$ 0
Accounts Receivable - Other	0	1,500
Prepaid Expenses	0	1,589
Stock Exchange Membership	0	47,000
Net Property and Equipment	7,381	7,572
Deferred Tax Asset	26,000	6,900
total deductions (other assets)	33,581	64,561
Net Capital Before Haircuts on Securities Positions	$ 288,326	$ 471,753
Haircuts on Securities:		
Contractual Securities Commitments	$ 3,000	$ 0
Trading and Investment Securities	64,839	90,898
Undue Concentrations	24,355	44,739
total haircuts on securities	92,194	135,637
NET CAPITAL	$ 196,132	$ 336,116
Aggregate Indebtedness		
Payable to Brokers and Dealers	$ 1[illegible]	[illegible]
Other Accounts Payable	[illegible]	[illegible]
TOTAL AGGREGATE INDEBTEDNESS	[illegible]	[illegible]

Computation of Basic Net Capital Requirement

Minimum Net Capital Required:		
Total Aggregage Indebtedness @ 6.667%	$ 8,212	$ 7,286
Minimum Dollar Net Capital Requirement of Reporting Broker	100,000	100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	$ 96,132	$ 236,116
Excess Net Capital at 1000%	$ 183,815	$ 325,188
Percentage of Aggregate Indebtedness to Net Capital	63%	33%

No material differences exist between the net capital presented on the preceding page and the Company's net capital as reported on Part II of the FOCUS report.